Exhibit 99.2
More Information for Associates
What actions were announced in the December 12, 2006 press release?
The Company announced plans to return $750 million in cash to shareholders in two ways. First, we intend to repurchase up to $250 million of our publicly traded shares. Second, the balance of our effort – currently expected to be no less than $500 million – will be returned to the remaining shareholders in the form of a special one-time cash dividend, subject to final approval by our Board.
These actions are scheduled to be completed by the end of the second fiscal quarter, which ends March 31, 2007.
To accomplish the objective stated above, the Company will borrow money, increasing the amount of debt we have relative to the Company’s earnings (i.e. the debt leverage). We currently expect to restore the debt leverage to 2006 levels by the end of our current strategic planning period, which is 2011.
This plan represents an acceleration and an increase of the previously approved $500 million five-year share repurchase program announced last year. In connection with the new plan, the remaining portion of the $500 million share repurchase program will be terminated.
Why is the Company taking on more debt in order to deliver value to shareholders?
As a publicly held company, we run our business with an eye toward helping our shareholders receive an adequate return on their investment. Due to the current strength of our business, we expect that we will generate $150 million to $200 million of cash each year. Because our current debt levels are very low, and because we see no transformational acquisition opportunities on the horizon, this cash would likely accumulate over time. It is probable that we eventually would use this cash in the form of a dividend or to repurchase our shares.
By borrowing money now, we are accomplishing two things. First, we are accelerating the timeframe in which we return cash to shareholders. Second, given the strength of the business, we believe it is an appropriate financial strategy for ScottsMiracle-Gro to be carrying a higher level of debt than we are today. Since the cost of debt is still at historically low levels and is lower for us than the cost of equity, this lowers the total cost of capital that we employ in the business.
How is this decision reflective of our thoughts about the future?
The executive management team remains very optimistic about our long-term success. We continue to take advantage of the strength of our industry-leading brands, our state-of-the-art technology and our associates. We have publicly stated that we believe the Company’s sales will grow between 8% and 10% in fiscal 2007, and that sales will grow between 5% and 7% each year until 2011.
Even with the higher levels of debt that the recapitalization will bring, by continuing to manage our expenses carefully, we believe our net income can improve at a rate slightly higher than sales during that time. To our knowledge, there are few, if any, consumer products companies that continue to generate this type of consistent performance.

What is a “Dutch auction”?
As the press release states, the Company will be purchasing up to $250 million of its shares through a Dutch auction. This is really not an auction but an offer to purchase shares within a narrowly defined price range, usually at a slight premium to the current stock price. Shareholders can voluntarily elect whether to “tender,” or sell, their shares to ScottsMiracle-Gro during that process.
If I own shares, will I be able to participate in this “Dutch auction” tender offer process?
Yes, all shareholders will be able to participate. For associates, the process for doing so is likely to vary depending on whether you own shares in your 401(k) Plan, the Discounted Stock Purchase Plan or through a personal investment account. Details will be provided at a later date, most likely in January.
If I own ScottsMiracle-Gro stock through the Company, will I receive the special dividend?
Yes, if you own your ScottsMiracle-Gro stock as of the record date – the date a shareholder is eligible for the dividend. The dividend is applicable to the Scotts 401(k) Plan, the Smith & Hawken 401(k) Plan, The Scotts Miracle-Gro Discounted Stock Purchase Plan, and certain executive plans.
At this time, the details regarding how the various plans will be impacted by the special dividend are still being finalized. We will communicate with associates as soon as the details have been finalized. Most likely, these communications will occur in January / February.
What is the dividend amount and when will it be paid?
The exact amount of the dividend has not yet been determined, but, assuming that we pay a total dividend of approximately $500 million, we are expecting the dividend to be between $7 and $8 a share. The exact dividend per share determination is likely to be made in February but could take longer. The record date and payment date also will be announced later.
Does this mean the value of my investment in ScottsMiracle-Gro stock will increase significantly?
There are a number of economic factors that impact the stock market and can, and often do, affect the value of ScottsMiracle-Gro shares. Given that context, it is not possible to predict what will happen to the value of your ScottsMiracle-Gro shares.
However, it is reasonable to expect the stock price to decline by the amount approximately equivalent to the dividend per share after the dividend is paid. Effectively, we are simply transferring value from the Company to its shareholders.
ScottsMiracle-Gro stock has consistently outperformed the overall stock market. Does the Company believe its shares are a good investment?
We are extremely confident in our future and are hopeful that Wall Street will continue to reward our efforts. However, we are unable to predict the future with certainty and cannot provide advice on whether to buy or sell shares.

Every individual must determine his or her own tolerance for risk when making any type of investment – including the purchase of ScottsMiracle-Gro shares. Associates seeking investment advice should work with a personal financial planner or licensed stockbroker.
Associates, as well as all investors, should make themselves aware of the risk factors that can impact the performance of ScottsMiracle-Gro. Those risk factors can be found in our Form 10-K, which we file each year with the Securities and Exchange Commission. The Form 10-K for fiscal 2006 will be filed by December 14, 2006 and, at that time, a copy of the report can be located at http://investor.scotts.com. Please click on “SEC filings.”
How can I learn more about this announcement and perhaps its impact on my stock holdings?
▪	Further information about the tender offer and the special dividend will be communicated to shareholders in January / February.

▪	The Company’s official information about this announcement, along with other financial presentations, press releases and documents, are on the Investor Relations Web site at http://investor.scotts.com. You can access this site from outside and inside the Company.

▪	You are encouraged to consult with your own investment advisor on your particular circumstances.

▪	The Ernst & Young Financial Planner Line is available to help associates with an overall financial plan, but this resource is not licensed to advise on securities investment.

▪	The Company is investigating the possibility of providing education presentations conducted by an appropriately qualified outside expert.
IMPORTANT NOTICE: This Q&A on the Company’s internal Web site is for informational purposes only and is not an offer to buy or the solicitation of an offer to sell any of the Company’s common shares. ScottsMiracle-Gro has not yet commenced the tender offer described herein. On the commencement date of the tender offer, an offer to purchase, a letter of transmittal and related documents will be filed with the Securities and Exchange Commission, will be mailed to shareholders of record and will also be made available for distribution to beneficial owners of common shares. The solicitation of offers to buy the Company’s common shares will only be made pursuant to the offer to purchase, the letter of transmittal and related documents. When they are available, shareholders should read those materials carefully because they will contain important information, including the various terms of, and conditions to, the tender offer. When they are available, shareholders will be able to obtain the offer to purchase, the letter of transmittal and related documents without charge from the Securities and Exchange Commission’s Web site at www.sec.gov or from the information agent that we select. Shareholders are urged to read carefully those materials when they become available prior to making any decisions with respect to the tender offer.
Statement under the Private Securities Litigation Act of 1995: Certain of the statements contained in this press release, including, but not limited to, information regarding the future economic performance and financial condition of the company, the plans and objectives of the company’s management, and the company’s assumptions regarding such performance and plans are forward looking in nature. Actual results could differ materially from the forward-looking information in this release, due to a variety of factors, including, but not limited to:

•	Adverse weather conditions could adversely affect our sales and financial results;

•	Our historical seasonality could impair our ability to pay obligations as they come due and operating expenses;

•	Our substantial indebtedness could adversely affect our financial health;

•	Public perceptions regarding the safety of our products could adversely affect us;

•	The loss of one or more of our top customers could adversely affect our financial results because of the concentration of our sales to a small number of retail customers;

•	The expiration of certain patents could substantially increase our competition in the United States;

•	Compliance with environmental and other public health regulations could increase our cost of doing business; and

•	Our significant international operations make us more susceptible to fluctuations in currency exchange rates and to the costs of international regulation.
Additional detailed information concerning a number of the important factors that could cause actual results to differ materially from the forward looking information contained in this release is readily available in the Company’s publicly filed quarterly, annual and other reports.
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